SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2018

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F   X  Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____No   X_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

EXHIBITS

Exhibit Number		Page
1.1	Announcement of 2018 Interim Results, dated August 9, 2018	A-1
2.1

Announcement with respect to Closure of Register of Members and in relation to the Withholding and Payment of Enterprise Income Tax for Non-Resident Enterprises in respect of 2018 Interim Dividend, dated August 9, 2018

B-1
3.1	Announcement with respect to Renewal of Continuing Connected Transactions, dated August 9, 2018	C-1

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;
•	our operations and prospects;
•	our network expansion and capital expenditure plans;
•	the expected impact of any acquisitions or other strategic transactions;
•

our provision of services, including fourth generation, or 4G, services, wireline broadband services and services based on technological evolution, and the ability to attract customers to these services;

•	the planned development of future generations of mobile technologies, including 5G technologies, and other technologies and related applications;
•

the anticipated evolution of the industry chain of 4G and future generations of mobile technologies, including future development in, and availability of, terminals that support our provision of services based on 4G and future generations of mobile technologies, and testing and commercialization of future generations of mobile technologies;

•	the expected benefit from our investment in and any arrangements with China Tower Corporation Limited;
•	the expected impact of the implementation in Mainland China of the policy of “speed upgrade and tariff reduction” on our business, financial condition and results of operations;
•	the expected impact of tariff changes on our business, financial condition and results of operations;
•	the expected impact of new service offerings on our business, financial condition and results

2

of operations; and
•	future developments in the telecommunications industry in Mainland China, including changes in the regulatory and competitive landscape.

The words “aim”, “anticipate”, “believe”, “could”, “endeavor”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “strive”, “target”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in the “Risk Factor” section of our latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date:	August 10, 2018	By:	/s/ Li Yue
			Name:	Li Yue
			Title:	Executive Director and Chief Executive Officer

4

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of  this announcement, make no  representation as  to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT OF 2018 INTERIM RESULTS

•Operating revenue[1] was RMB391.8 billion, up by 2.9%, of which revenue from telecommunications services was RMB356.1 billion, up by 5.5%
•EBITDA[2] was RMB145.9 billion, up by 3.7%
•Profit attributable to equity shareholders was RMB65.6 billion, up by 4.7%
•Total number of mobile customers was 906 million, representing a net addition of 18.61 million
•Total number of wireline broadband customers was 135 million, representing a net addition of 22.39 million
•Payment of an interim dividend of HK$1.826 per share was declared

CHAIRMAN’S STATEMENT

Dear Shareholders,

In the first half of 2018, market competition has intensified and cross-sector convergence has increased pace. At the same time, operators were required to take further actions operationally to comply with the state policy of “speed upgrade and tariff reduction”. Faced with this complex environment, across the China Mobile business, we closely adhered to the “Big Connectivity” strategy and took considered moves to proactively tackle both market

1

All revenue growth figures contained in this announcement are derived after applying the new revenue standard (IFRS/HKFRS 15) to the revenue figures of the comparative period last year pursuant to a static calculation.

2

The Company defines EBITDA as profit for the period before taxation, share of profit of investments accounted for using the equity method, finance costs, interest and other income, other gains, depreciation and amortization of other intangible assets.

competition and other emerging challenges, launching various initiatives for the personal mobile, household, corporate and emerging businesses. There was further integration of these four important growth engines, and at the same time a step-up in our reforms and enhancements to our management efficiency. Thanks to these collective and coordinated efforts, we have maneuvered along the course of our development and maintained satisfactory growth in our financial performance.

OPERATING RESULTS

Our financial performance in the first half of 2018 remained healthy. We recorded operating revenue of RMB391.8 billion, up by 2.9% compared to the same period last year. Telecommunications services revenue was RMB356.1 billion, up by 5.5% compared to the same period last year, maintaining our solid market position. We continued to exercise delicate cost management in order to boost the Company’s cost efficiency. In the first half of 2018, our EBITDA grew by 3.7% compared to the same period last year, reaching RMB145.9 billion. Profit attributable to equity shareholders grew by 4.7% year-on-year to RMB65.6 billion, maintaining our profitability at a leading level among top-tier global telecommunications operators.

Our total number of connections has increased to 1.425 billion, comprising 906 million mobile connections, 135 million wireline broadband connections and 384 million IoT (Internet of Things) smart connections. We found it particularly encouraging that in some areas, machine- to-machine connections have already outnumbered human-to-human connections.

With due consideration given to our profitability, current level of cash flow and  provision  for future development, the Board declared payment of an interim dividend of HK$1.826 per share for 2018, equivalent to a dividend payout ratio of 48%.

The Board believes that our industry-leading profitability and on-going ability to generate healthy cash flow will provide sufficient support for our future development and generate good returns for our shareholders.

PERSONAL MOBILE MARKET

Personal mobile market remains our biggest revenue contributor. In the first half of 2018, we effectively implemented further initiatives in response to the “speed upgrade and tariff reduction” regulatory requirement and proactively mitigated the associated risks in advance. To counter the intensifying competition on customer and data traffic market shares, we further adjusted our strategy and took a series of actions to develop our 4G business as well as data traffic operations. As a result, we saw our 4G net additional customers and data traffic market share swing back to a positive trend. Overall, we maintained our leading position in the personal mobile market.

In terms of network construction, we have newly added 190,000 4G base stations in the first half of the year. To reinforce our competitive edge in the premium 4G network, we have made measured investments to ensure adequate network capacity while continuously improving the indoor in-depth coverage. We worked to secure continuous coverage in urban areas while improving the network in rural areas to sustain our leading advantage in overall network coverage and quality.

Our ongoing efforts in customer development has paid off with a net addition of 18.61 million mobile customers in the first half of 2018, driving the total number of mobile customers beyond the 900 million milestone. Among this base 680 million are 4G customers. With a net addition of 27.32 million 4G customers in the first half of 2018, the 4G penetration rate of our mobile customers has reached 74.7%.

We have implemented various measures to tackle the head-on competition of large-data, low- tariff packages offered by our peers. Firstly, we activated tariff elasticity to capture the upside of data traffic and increased the stickiness for our existing customers. Secondly, against the backdrop of the cancellation of domestic data roaming tariffs, we optimized our package plans and offered a new tariff structure that better suits the needs of our customers. Thirdly, we launched convergence marketing initiatives to uncover potential mobile customers in various business lines including the household and corporate markets. Lastly, we enriched our content offering by fostering cooperation with Internet companies to enhance customer loyalty. Our proactive actions to counter the activities of competitive firms have yielded positive results. In the first half of 2018, the average handset data traffic per user per month, or DOU, of 4G customers exceeded 3GB while the total handset data traffic increased by 153%. Data traffic revenue maintained a double-digit growth rate.

We will leverage our advantages in scale, network and depth of resources to optimize our marketing strategies and make proactive moves to respond to market competition and fortify our leading position in the 4G market.

HOUSEHOLD MARKET

Household market has become an important growth driver for the Company in the recent years. Committed to boosting network speed and quality with a focus on targeted development, we sped up our expansion in the household market, with increases in both customer base and value. In the first half of 2018, we have recorded growth in market shares in terms of both customers and revenue in the household broadband market. Net growth in household broadband customers reached 18.80 million, accounting for 57% of the total number of net additional customers in the industry, driving the total number of our household broadband customers to 128 million. An increasing number of customers have opted for our higher-end products, with 42.5% of our customers using broadband with bandwidth of 100Mbps or above, up by 20.5 percentage points from the end of 2017. Household broadband revenue reached RMB21.0 billion, representing a year-on-year increase of 49.1% and becoming an important revenue growth driver.

We committed substantial effort to building out our smart household ecosystem. Through enhancing the quality of our premium products such as Mobaihe (a digital set-top box) and Smart Home Gateway, we have boosted the growth of our household digital business. In the first half of 2018, the number of subscribers for Mobaihe has exceeded 79.15 million, with a net addition of 21.90 million since the end of 2017. Penetration of this service amongst our household broadband customers reached 61.7%.

High network quality and compelling content applications have driven the continued growth  in customer value. In the first half of 2018, household broadband blended ARPU reached RMB34.8, or an increase of 7.3%. Our focus for the second half of 2018 will remain on upgrading the network and enhancing service quality, in order to obtain more customers and expand the value of our broadband business.

CORPORATE MARKET

We rode on growth opportunities presented by the “Internet+” state policy through continued expansion into major industries and the development of key products and applications. This has resulted in quantifiable progress in the growth in volume and revenue generated by our corporate business, as well as a strengthened position in this market. We served more than 6.70 million corporate customers and achieved a 21.2% year-on-year rise in telecommunications and informatisation services revenue, with a market share of more than 38%. Internet dedicated lines and IDC (Internet Data Centre) are amongst the key products that maintained a fast pace of growth, with 26.9% year-on-year revenue growth from dedicated lines and 56.8% from IDC. The market shares of the two products increased by 3.8 and 3.5 percentage points from the full year 2017 respectively.

We delved into vertical markets by working closely with our partners in seven key sectors, namely industrial, agriculture, education, public administration, finance, transportation and healthcare, providing each with tailored integrated solutions. A number of these solutions have developed in scale, with 11 of them generating annualised revenue of more than RMB100 million. Amongst them, our “and-Education” solution has generated revenue of more than RMB2.0 billion in the first half of 2018.

Our commitment to serving SMEs (small and medium-enterprises) was underscored by substantial tariff reductions on Internet dedicated lines, benefiting 2.13 million SMEs. We have launched concessionary corporate broadband packages for SMEs, significantly reducing their broadband access costs. An SME cloud application platform and structured cluster integration packages were launched to build our SME base through multiple channels.

In the second half of 2018, we will focus our efforts on key business areas and amplify any synergy with our partnering platforms that own corporate customer resources to speed up our expansion in the strategic markets of individual industries and high-value SMEs. This will allow us to continue a track record of leapfrog development in the corporate market.

EMERGING BUSINESS

We have been exploring ways to nurture innovation as a key to creating new growth momentum. In this regard, we are rigorously strengthening our competitiveness and growing our customer base in the emerging business, as well as developing new businesses and models of digital services to support the Company in delivering increased value. The measures have yielded notable results. In the first half of 2018, application and information services revenue grew by 23.5%, creating more significant positive impact on the overall revenue.

We continued to proactively roll out initiatives which blend technological innovations with product innovations. Based on our core proprietary research and development capabilities, we persistently enhanced our product portfolio and features via our professional operations.  We have stepped up efforts in developing competitive digital products, enriching content and innovating marketing models in order to enhance consumer experience.

In the first half of 2018, our digital media MIGU introduced FIFA World Cup related quality content and, leveraging this, launched target-oriented Internet marketing that offered membership privileges and large-data packages. The campaign achieved encouraging results. During the period, MIGU recorded more than 4.3 billion viewership on the FIFA World Cup matches. Our mobile payment business is another focus area of development and transaction value of “and-Wallet” has exceeded RMB1.36 trillion.

Meanwhile, we continued to leverage the innate advantages from being an ICT (Information and Communication Technology) operator to support the fast development of the ecosystem on our platform. On this platform, we sped up the sharing of our core competency in areas including telecommunications, Internet, IoT and digital household services. We continued   to unleash the synergy between our cloud resources and current applications and further developed our data convergence, analysis and application capabilities. These initiatives will create new growth opportunities for our future development.

We are building out a high-quality NB-IoT (Narrow band-Internet of Things) network and will realise continuous coverage to areas at town level and above across the country by the end of this year. At the same time, we will continue to promote our self-developed IoT open platform OneNET, as well as constructing a high performance IoT smart service system, in order to provide quality one-stop service for our extensive IoT customer base. In the first half of 2018, our IoT business achieved rapid growth, with a net addition of 155 million IoT smart connections. The total number of IoT smart connections has reached 384 million and revenue from IoT business recorded a year-on-year growth of 47.6%. In the foreseeable future, platforms and applications associated with areas including Internet of vehicles, manufacturing, smart wearables, education and healthcare will become important drivers sustaining revenue growth of the Company.

COMPETITION AND REGULATORY ENVIRONMENT

The Company’s operating environment has experienced major changes in the recent years surrounding industry transformation and technological evolution, giving rise to new opportunities as well as imposing rigorous challenges for us as peer competition continues to intensify and cross-sector convergence progresses further.

The networks, businesses and services offered by existing operators have become more homogenous, creating fierce competition for both customers and data traffic. Operators inevitably have to fundamentally change the way they market their products and services along with how they interact with their customers.

On another front, Internet and the real economy are increasingly woven together while the vertical value chain integration as well as horizontal cross-sector integration have become more visible. Peer operators have transformed and upgraded their digital services to foster new growth momentum. Internet companies and other industry players have also moved fast    to grasp emerging opportunities and build out their digital strategy.

In response to the new requirements of “speed upgrade and tariff reduction”, we have cancelled all domestic data roaming tariffs and further reduced tariffs for handset data traffic, household broadband and corporate Internet dedicated lines. These measures directly benefited 750 million user accounts. We have enabled more people to access quality and affordable information and communication services by adopting advanced technologies and reducing network costs. We are striving to establish an innovative business model, offer a wider choice of our data packages and increase customer patronage. In doing so we want to drive usage and maintain value, which will offset the effect of tariff reductions on our financial performance.

We have been granted the LTE FDD (Frequency-Division Duplexing) operating permit. Following this, we will speed up network convergence, which allows us to upgrade our network quality at lower costs, resulting in better and more convenient customer services that enhance customer experience.

CORPORATE GOVERNANCE AND SOCIAL RESPONSIBILITY

We are committed to maintaining an effective governance structure by putting in place comprehensive and transparent mechanisms as the foundation for good corporate governance. We implemented the “Safeguarding Compliance” programme to ensure our operations adhere to all applicable rules and regulations. We also placed strong emphasis on communication with the investing community throughout the capital markets to promote a higher degree   of mutual understanding and trust. Our continued efforts in this aspect have gained wide recognition. So far this year we have won a number of awards, including “Asia’s Icon on Corporate Governance” award, “Asia’s Best Investor Relations Company” award, “Asian Corporate Director Recognition Award”, “Asia’s Best CEO” award and “Asia’s Best CFO” award by the well-respected business magazine Corporate Governance Asia.

We always hold close to our hearts the goal to help resolve imbalanced development and issues of under-development by providing quality network, products and services, in order to satisfy people’s needs in their pursuit for a better life. We are committed to fulfilling our social responsibility by narrowing the digital divide, ensuring network and information security, as well as improving people’s livelihood, helping the underprivileged, building out a healthy ecosystem and alleviating poverty. We are pleased to note that our efforts have gained wide recognition from society.

FULL-YEAR OUTLOOK

A visionary will adjust his strategies over time and a wise man will measure his methods against trends. Industry competition, cross-sector integration, regulatory policies and the organic transition from old drivers to new growth momentum are all changes and challenges that we are well aware of across the board. We will ride on these trends and forge ahead with plans to raise market shares in our key business lines, maintain healthy growth and propel transformation, in order to assume control over the direction of our future development.

Our focus for the rest of the year will remain on increasing our customer and data traffic market shares, while striving to maintain our leadership in the personal mobile market. On the one hand, we will proactively and precisely launch all possible measures to expand our business scale, gain market shares and maintain customer value. On the other hand, we will strengthen the cooperation with proven Internet companies to market content-based data products on a more massive scale, in order to further boost data traffic revenue.

We will make dynamic moves to unleash synergies in household, corporate and emerging businesses and turn them into growth drivers. This integrative strategy will include marketing    a combination of fixed and mobile products in an effort to promote the integrated development of our digital household portfolio and to raise the value of our household business. We will   also step up efforts to develop the corporate market by focusing on vertical sectors and accelerating the replication and promotion of fully-fledged industry solutions. Finally, we will increase the contribution from the emerging business by permeating relevant products into the usage scenarios of data users, hence persistently nurturing new growth areas.

We will continue to offer our customers premium services to satisfy their expectations. To do this, firstly, we will strengthen our network and IT system support to solidify the foundation of our services and secondly, to raise customer satisfaction, we will establish a full-service, full-touchpoint service system, while extending our offering to a wider range of smart services through applications of technologies such as AI (Artificial Intelligence) and big data, to ensure that we provide differentiated, precise and proactive services. By doing so, we will enhance the connectivity value to our customers and safeguard our future development.

Aligning with these new development trends, we will continue to formulate our strategy in key areas to future-proof our development. Firstly, we will proactively apply AI, big data and cloud computing technology in all aspects of operations to further our own digital transformation. Secondly, we will participate in the evolution of information and communication technology to build out our infrastructure that will enable the new generation of smart connection. Thirdly, as an industry leader, we will continue to promote open operations and collaboration with leading Internet companies and industry partners, working together strategically in order to create an innovative ecosystem that benefits all and promotes value sharing.

The development of 5G bears great significance to the Company for its profound implications on our sustainability. We have therefore attached high importance to 5G research and development, as well as 5G trial tests. Following our participation in the finalisation of the first set of international 5G technology standards in the first half of 2018, we will continue to proactively roll out trial tests on the 5G network and other tests on 5G applications in the second half of 2018, as well as investing resources into the 5G Joint Innovation Centre and studying the possibility of cross-industry integration and applications that will speed up the commercialisation of the 5G technology. We are keen to generate returns on our investments and will plan our future investments on 5G taking into consideration the level of maturity of the industry and business models that emerge.

It has been our focus to strike a reasonable balance between the needs for near-term returns and long-term development, as well as the expectations of customers, shareholders, the public and the regulators. For full-year 2018, we will maintain stable growth in telecommunications services revenue, net profits and shareholders returns. Looking forward, we have every confidence in the Company’s sustainable development.

ACKNOWLEDGEMENT

Mr. Sha Yuejia resigned from his positions as Executive Director and Vice President of the Company in May 2018. Having played significant roles, Mr. Sha performed outstandingly and made a tremendous contribution to the Company during his service. On behalf of the Board of Directors, I express our sincere gratitude to Mr. Sha.

Mr. Frank Wong Kwong Shing resigned from the role of Independent Non-Executive Director in May 2018 after serving the Board for 15 years. I would like to express my heartfelt gratitude to Mr. Wong for his valuable contribution over the years.

Finally, on behalf of the Board, I thank all our shareholders, customers and the public for their long-standing support, and all our staff for their hard work and dedication. We are committed, as always, to maximizing value for our shareholders.

Shang Bing

Chairman

Hong Kong, 9 August 2018

GROUP RESULTS

China Mobile Limited (the “Company”) is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2018.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the six months ended 30 June 2018

(Expressed in Renminbi (“RMB”))

	Six months ended 30 June
		2018	2017
	Note	Million	Million

Operating revenue	4
Revenue from telecommunications services		356,120	347,950
Revenue from sales of products and others		35,712	40,921
			-
		391,832	388,871
Operating expenses
Leased lines and network assets		24,396	23,190
Interconnection		10,447	10,600
Depreciation		75,623	72,586
Employee benefit and related expenses		42,975	40,711
Selling expenses		32,847	34,140
Cost of products sold		36,354	42,740
Other operating expenses		99,505	96,930
		322,147	320,897
Profit from operations		69,685	67,974
Other gains		751	450
Interest and other income		8,110	7,685
Finance costs		(74)	(121)
Share of profit of investments accounted for using the equity method		5,747	5,407

Profit before taxation		84,219	81,395
Taxation	5	(18,477)	(18,668)

PROFIT FOR THE PERIOD		65,742	62,727

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (CONTINUED)

for the six months ended 30 June 2018

(Expressed in RMB)

	Six months ended 30 June
		2018	2017
	Note	Million	Million

PROFIT FOR THE PERIOD		65,742	62,727
Other comprehensive income for the period, net of tax:
Item that will not be subsequently reclassified to profit or loss
Changes in the fair value of financial assets at fair value through other comprehensive income		2	-

Items that may be subsequently reclassified to profit or loss
Change in value of available-for-sale financial assets		-	3
Exchange differences on translation of financial statements of overseas entities		292	(425)
Share of other comprehensive income/(loss) of investments accounted for using the equity method		551	(754)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		66,587	61,551
Profit attributable to:
Equity shareholders of the Company		65,641	62,675
Non-controlling interests		101	52

PROFIT FOR THE PERIOD		65,742	62,727

Total comprehensive income attributable to:
Equity shareholders of the Company		66,486	61,499
Non-controlling interests		101	52
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		66,587	61,551

Earnings per share – Basic and diluted	7	RMB3.21	RMB3.06
EBITDA (RMB million)		145,886	140,710

Details of dividends to the equity shareholders of the Company are set out in note 6

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

as at 30 June 2018

(Expressed in RMB)

		As at 30 June	As at 31 December
	Note	2018 Million	2017 Million
Assets Non-current assets Property, plant and equipment		634,581	648,029
Construction in progress		94,665	78,112
Land lease prepayments and others		29,417	28,322
Goodwill		35,343	35,343
Other intangible assets		2,307	1,721
Investments accounted for using the equity method		136,725	132,499
Deferred tax assets		37,511	33,343
Financial assets at fair value through other comprehensive income		57	–
Available-for-sale financial assets		–	44
Restricted bank deposits		12,539	6,504
Other non-current assets		7,362	–
		990,507	963,917
Current assets Inventories		10,641	10,222
Contract assets		4,594	–
Accounts receivable	8	34,482	24,153
Other receivables		32,790	31,201
Prepayments and other current assets		21,434	24,552
Amount due from ultimate holding company		291	221
Tax recoverable		1,280	1,519
Financial assets at fair value through profit or loss Available-for-sale financial assets		86,822 –	– 65,630
Restricted bank deposits		331	691
Bank deposits		299,197	279,371
Cash and cash equivalents		82,751	120,636
		574,613	558,196
Total assets		1,565,120	1,522,113

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET (CONTINUED)

as at 30 June 2018

(Expressed in RMB)

		As at 30 June	As at 31 December
	Note	2018 Million	2017 Million
Equity and liabilities Liabilities Current liabilities Accounts payable	9	209,224	233,169
Bills payable		4,260	3,303
Deferred revenue		65,471	85,282
Accrued expenses and other payables		225,909	190,866
Amount due to ultimate holding company		8,002	8,646
Current taxation		13,338	8,716
		526,204	529,982
Non-current liabilities Deferred revenue – non-current		3,525	2,888
Deferred tax liabilities		364	362
		3,889	3,250
Total liabilities		530,093	533,232
Equity Share capital		402,130	402,130
Reserves		629,551	583,506
Total equity attributable to equity shareholders
of the Company		1,031,681	985,636
Non-controlling interests		3,346	3,245
Total equity		1,035,027	988,881
Total equity and liabilities		1,565,120	1,522,113

NOTES:

(Expressed in RMB unless otherwise indicated)

1Basis of Preparation

The unaudited condensed consolidated interim financial information for the six months ended 30 June 2018 has been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim financial reporting”, issued by the International Accounting Standards Board (“IASB”) and Hong Kong Accounting Standard (“HKAS”) 34, “Interim financial reporting”, issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), which are consistent.

The preparation of the unaudited condensed consolidated interim financial information in conformity  with IAS/HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year-to- date basis. Actual results may differ from these estimates.

The unaudited condensed consolidated interim financial information should be read in  conjunction with  the Company’s annual financial statements for the year ended 31  December 2017. The Group’s policies   on financial risk management were set out in the financial statements included in the Company’s 2017 Annual Report and there have been no significant changes in these policies for the six months ended 30 June 2018.

No events and transactions that are significant to the changes in financial position and performance of the Group since the annual financial statements for the year ended 31 December 2017 should be  included in  the Group’s unaudited condensed consolidated interim financial information. The unaudited condensed consolidated interim financial information does not include all of the information required for a full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) or Hong Kong Financial Reporting Standards (“HKFRSs”).

The financial information relating to the year ended 31 December 2017 that is included in this preliminary announcement of 2018 interim results as comparative information does not constitute the Company’s statutory annual consolidated financial statements for that year but is derived from those financial statements. Further information relating to these statutory financial statements required to be disclosed in accordance with section 436 of the Hong Kong Companies Ordinance (Cap. 622) is as follows:

The Company has delivered the financial statements for the year ended 31 December 2017 to the Registrar of Companies as required by section 662(3) of, and Part 3 of Schedule 6 to, the Hong Kong Companies Ordinance (Cap. 622).

The Company’s auditor has reported on those financial statements. The auditor’s report was unqualified; did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying its report; and did not contain a statement under sections 406(2), 407(2) or (3) of the Hong Kong Companies Ordinance (Cap. 622).

The Group’s condensed consolidated interim financial information is unaudited, but has been reviewed by the Company’s Audit Committee. The condensed consolidated interim financial information has also been reviewed by the Company’s independent auditor, PricewaterhouseCoopers (“PwC”), in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by HKICPA. PwC’s unmodified independent review report to the board of directors is included in interim report to be sent to shareholders.

2Significant Accounting Policies

Except as described below, the accounting policies applied in the preparation of this unaudited condensed consolidated interim financial information are consistent with those used in the preparation of the annual financial statements for the year ended 31 December 2017.

The following amended and annual improved standards are mandatory for the first time for the Group’s financial year beginning on 1 January 2018 and are applicable for the Group:

IFRS/HKFRS 9 “Financial Instruments”

IFRS/HKFRS 15 “Revenue from Contracts with Customers”

Annual Improvement to IFRSs/HKFRSs 2014-2016 cycle*

IFRIC/HK(IFRIC) – Int 22, “Foreign Currency Transactions and Advance Consideration”

*	It includes amendment to IFRS/HKFRS 12 “Disclosure of interests in other entities” which was effective in 1 January 2017 and does not have a material impact on the Group.

Amendments to IFRS/HKFRS effective for the financial year beginning on 1 January 2018 do not have a material impact on the Group’s unaudited condensed consolidated interim financial information other than IFRS/HKFRS 9 and IFRS/HKFRS 15.

The adoption of IFRS/HKFRS 9 and IFRS/HKFRS 15 resulted in changes in accounting policies and adjustments to the amounts recognized in the financial statements. In accordance with the transition provisions in IFRS/HKFRS 9 and IFRS/HKFRS 15, the Group has adopted the new rule under the modified retrospective approach and the comparative figures have not been restated, details of which are set out below:

(a)	IFRS/HKFRS 9 “Financial Instruments”

The adoption of IFRS/HKFRS 9 mainly resulted in changes of accounting policies for recognition, classification and measurement of financial instruments and the impairment of financial assets. The overall impact on the Group’s equity as at 1 January 2018 were a decrease of RMB2,359 million of the retained profits, a  decrease of RMB554 million of the PRC statutory reserves and an increase    of RMB548 million of the other comprehensive income recorded in capital reserve of the Group, respectively.

(b)	IFRS/HKFRS 15 “Revenue from Contracts with Customers”

Upon the adoption of IFRS/HKFRS 15, as at 1 January 2018, the Group recognized contract assets  of RMB5,654 million, net of a related impairment provision amounting to  RMB303 million,  and contract costs of RMB4,954 million, reduced its contract liabilities by RMB1,167 million, respectively. Accordingly, the overall impact on the Group’s equity as at the same date were an increase of RMB7,161 million of the retained profits, and an increase of RMB1,735 of the PRC statutory reserves, respectively.

In addition, the IASB and HKICPA also published a number of new standards, amendments to standards and interpretations which are effective for the financial year beginning on or after 1 January 2019 and have not been early adopted by the Group. Management is assessing the impact of such new standards and amendments to standards and will adopt the relevant standards and amendments to standards in the subsequent periods as required.

3Segment Reporting

An operating segment is a component of the Group that engages in business activities from which the Group may earn revenue and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s Chief Operating Decision Maker (the “CODM”) in order to allocate resource and assess performance of the segment. The CODM has been identified as the Executive Directors of the Company. For the periods presented, the Group as a whole is an operating segment since the Group is only engaged in telecommunications and related businesses. No geographical information has been disclosed as the majority of the Group’s operating activities are carried out in Mainland China. The Group’s assets located and operating revenue derived from activities outside of Mainland China are less than 5% of the Group’s assets and operating revenue, respectively.

4Operating Revenue

Six months ended 30 June
Revenue from telecommunications services	2018 Million	2017 Million
Voice services	62,914	88,127
Data services	283,121	250,540
Others	10,085	9,283
	356,120	347,950
Revenue from sales of products and others	35,712	40,921
	391,832	388,871

The majority of the Group’s operating revenue is from contracts with customers, the remaining is not material.

Based on the static calculation, with the adoption of IFRS/HKFRS 15  for the six months ended 30  June 2017, operating revenue and revenue from telecommunications services would have decreased by RMB8,158 million and RMB10,446 million, respectively; revenue from sales of products and others would have increased by RMB2,288 million.

Without the adoption of IFRS/HKFRS 15 for the six months ended 30 June 2018, operating revenue and revenue from telecommunications services would have increased by RMB2,870 million and RMB4,711 million, respectively; revenue from sales of products and others would have decreased by RMB1,841 million.

5Taxation

	Six months ended 30 June
		2018	2017
	Note	Million	Million
Current tax
Provision for Hong Kong profits tax on the estimated assessable profits for the period	(i)	183	138
Provision for the PRC enterprise income tax on the estimated taxable profits for the period	(ii)	25,294	25,214

		25,477	25,352

Deferred tax
Origination and reversal of temporary differences, net		(7,000)	(6,684)
		18,477	18,668

Note:

(i)	The provision for Hong Kong profits tax is calculated at 16.5% of the estimated assessable profits for the six months ended 30 June 2018 (for the six months ended 30 June 2017: 16.5%).

(ii)

The provision for the PRC enterprise income tax is computed based on the statutory tax rate of 25% on the estimated taxable profits determined in accordance with the relevant income tax rules and regulations of the PRC for the six months ended 30 June 2018 (for the six months ended 30 June 2017: 25%). Certain subsidiaries of the Company enjoy a preferential tax rate of 15% (for the six months ended 30 June 2017: 15%).

(iii)

On 22 April 2009, SAT issued the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management” (“2009 Notice”). The Company is qualified as a PRC offshore-registered resident enterprise for the purposes of the 2009 Notice. In accordance with the provisions under the 2009 Notice and the PRC enterprise income tax law, the dividend income of the Company received/ receivable from its subsidiaries in the PRC is exempt from PRC enterprise income tax.

6Dividends

(a)	Dividends attributable to the period

	Six months ended 30 June
	2018	2017
	Million	Million
Ordinary interim dividend declared after the balance sheet date of HK$1.826 (equivalent to approximately RMB1.540) (2017: HK$1.623 (equivalent to approximately RMB1.409)) per share	31,522	28,842
Special dividend declared after the balance sheet date of HK$3.200 (equivalent to approximately RMB2.777) per share in 2017	-	56,867
	31,522	85,709

The 2018 ordinary interim dividend, which is declared in Hong Kong dollars, are translated into RMB with reference to the rate HK$1=RMB0.8431, being the rate announced by the State Administration of Foreign Exchange in the PRC on 29 June 2018. As the ordinary interim dividend was declared after the balance sheet date, such dividends had not been recognized as liability as at 30 June 2018.

In accordance with the 2009 Notice and the PRC enterprise income tax law, the Company is required to withhold enterprise income tax equal to 10% of any dividend, when it is distributed to non-resident enterprise shareholders whose names appeared on the Company’s register of members, as of the record date for such dividend, and who were not individuals.

(b)	Dividends attributable to the previous financial year, approved and paid during the period

	Six months ended 30 June
	2018	2017
	Million	Million
Ordinary final dividend in respect of the previous financial year, approved and paid during the period, of HK$1.582 (equivalent to approximately RMB1.322) (2017: HK$1.243 (equivalent to approximately RMB1.112)) per share	27,060	22,204

7Earnings Per Share

The calculation of basic earnings per share for the six months ended 30 June 2018 is based on the profit attributable to equity shareholders of the Company of RMB65,641 million (for the six months ended 30 June 2017: RMB62,675 million) and the weighted average number of 20,475,482,897 shares (for the six months ended 30 June 2017: 20,475,482,897 shares) in issue during the six months ended 30 June 2018.

For the six months ended 30 June 2018 and 2017, there were no dilutive potential ordinary shares of the Company outstanding. Therefore, there was no dilution impact on weighted average number of shares (diluted) of the Company.

8Accounts Receivable

Aging analysis of accounts receivable, net of allowance for impairment loss of doubtful accounts is as follows:

	As at 30 June	As at 31 December
	2018 Million	2017 Million
Within 30 days	17,084	13,711
31-60 days	3,781	3,002
61-90 days	2,432	1,798
Over 90 days	11,185	5,642
	34,482	24,153

Accounts receivable primarily comprise receivables from customers and telecommunications operators. Customers with balances that are overdue or have exceeded credit limits are required to settle all outstanding balances before any further telecommunications services can be provided. The increase of accounts receivable is mainly due to the increase in revenue from corporate markets. Customers from corporate markets normally enjoy longer credit term and with better creditability.

Accounts receivable are expected to be recovered within one year.

9Accounts Payable

Accounts payable primarily include payables for expenditure of network expansion, maintenance and interconnection expenses.

The aging analysis of accounts payable is as follows:	As at 30 June	As at 31 December
	2018 Million	2017 Million
Payable in the periods below:
Within 1 month or on demand	182,761	201,429
After 1 month but within 3 months	8,709	13,086
After 3 months but within 6 months	8,530	7,660
After 6 months but within 9 months	2,285	2,761
After 9 months but within 12 months	6,939	8,233
	209,224	233,169

All of the accounts payable are expected to be settled within one year or are repayable on demand.

10Post Balance Sheet Events

On 8 August 2018, China Tower Corporation Limited (“China Tower”) successfully listed on the Main Board of The Stock Exchange of Hong Kong Limited and made an offering of 43,114,800,000 new ordinary shares (including both Hong Kong and International offerings, assuming no exercise of the over-allotment option) at a price of HK$1.26 (equivalent to approximately RMB1.10) per share. The listing of China Tower led to an increase in the amount of investments accounted for using the equity method of the Group’s interest in China Tower.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

During the six months ended 30 June 2018, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities.

AUDIT COMMITTEE

The Audit Committee reviewed with management the unaudited condensed consolidated interim financial information for the six months ended 30 June 2018 and the accounting principles and practices adopted by the Group, and discussed auditing, internal control and financial report matters.

COMPLIANCE WITH THE CODE PROVISIONS OF THE CORPORATE GOVERNANCE CODE

For the six months ended 30 June 2018, the Company complied with all the code provisions of the Corporate Governance Code as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), except that the Company and its directors (including independent non-executive directors) have not entered into any service contract with a  specific term. All directors are subject to retirement by rotation and re-election at the annual general meetings every three years.

COMPLIANCE WITH THE MODEL CODE

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules to regulate the directors’ securities transactions. All directors have confirmed, following specific enquiry by the Company, that they had complied with the required standard set out in the Model Code throughout the period from 1 January 2018 to 30 June 2018.

CLOSURE OF REGISTER OF MEMBERS

The Board of Directors of the Company declared an interim dividend for the six months ended 30 June 2018 of HK$1.826 per share (before withholding and payment of PRC enterprise income tax) (the “2018 Interim Dividend”) to the shareholders of the Company.

The register of members of the Company will be closed from Monday, 3 September 2018 to Wednesday, 5 September 2018 (both days inclusive). During this period, no transfer of shares will be registered. In order to qualify for the 2018 Interim Dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Friday, 31 August 2018. The 2018 Interim Dividend will be paid on or about Thursday, 27 September 2018 to those shareholders on the register of members on Wednesday, 5 September 2018 (the “Record Date”).

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON- RESIDENT ENTERPRISES IN RESPECT OF 2018 INTERIM DIVIDEND

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”), the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company is required to withhold and pay 10 per cent. enterprise income tax on the distribution of the 2018 Interim Dividend to its non-resident enterprise shareholders. The withholding and payment obligation lies with the Company. In respect of all shareholders whose names appear on the Company’s register of members as at the Record Date who are not individuals (including HKSCC Nominees Limited (“HKSCC”), corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2018 Interim Dividend after deducting enterprise income tax of 10 per cent.. The Company will not withhold and pay the income tax in respect of the 2018 Interim Dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at the Record Date. Investors who invest in the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shanghai Stock Exchange or the Shenzhen Stock Exchange (the Shanghai-Hong Kong Stock Connect or the Shenzhen-Hong Kong Stock Connect investors) are investors who hold shares through HKSCC and in accordance with the above requirements, the Company will pay to HKSCC the amount of the 2018 Interim Dividend after withholding for payment the 10 per cent. enterprise income tax.

If any resident enterprise (as defined in the Enterprise Income Tax Law) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, does not desire to have the Company withhold and pay the said 10 per cent. enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming that the Company is not required to withhold and pay enterprise income tax in respect of the dividend to which it is entitled not later than 4:30 p.m. on Friday, 31 August  2018.

If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on the Record Date. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders or any disputes over the mechanism of withholding.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from those implied by such forward-looking statements.  In addition, the Company does not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

PUBLICATION OF 2018 INTERIM RESULTS AND 2018 INTERIM REPORT ON THE WEBSITES OF THE STOCK EXCHANGE OF HONG KONG LIMITED AND THE COMPANY

This announcement is published on the HKEXnews website of The Stock Exchange of Hong Kong Limited at http://www.hkexnews.hk and the website of the Company at http://www.chinamobileltd.com. The 2018 Interim Report will be despatched to shareholders and be available on the websites of HKEXnews and the Company.

As at the date of this announcement, the Board of Directors of  the Company comprises Mr. Shang Bing, Mr. Li Yue and Mr. Dong Xin as executive directors and Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu, Mr. Stephen Yiu Kin Wah and Dr. Yang Qiang as independent non-executive directors.

Exhibit 2.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of  this announcement, make no  representation as  to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CLOSURE OF REGISTER OF MEMBERS AND

ANNOUNCEMENT IN RELATION TO THE WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2018 INTERIM DIVIDEND

Reference is made to the 2018 interim results announcement of China Mobile Limited (the “Company”) published on 9 August 2018. The Board of Directors of the Company (the “Board”) declared an interim dividend for the six months ended 30 June 2018 of HK$1.826   per share (before withholding and payment of PRC enterprise income tax) (the “2018 Interim Dividend”) to the shareholders of the Company.

Notice is hereby given that the register of members of the Company will be closed from Monday, 3 September 2018 to Wednesday, 5 September 2018 (both days inclusive). During this period, no transfer of shares will be registered. In order to qualify for the 2018 Interim Dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Friday, 31 August 2018. The 2018 Interim Dividend will be paid on or about Thursday, 27 September 2018 to those shareholders on the register of members on Wednesday, 5 September 2018 (the “Record Date”). This announcement constitutes a notice pursuant to section 632 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong).

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”), the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company is required to withhold and pay 10 per cent. enterprise income tax on the distribution of the 2018 Interim Dividend to its non-resident

B-1

enterprise shareholders. The withholding and payment obligation lies with the Company. In respect of all shareholders whose names appear on the Company’s register of members as at the Record Date who are not individuals (including HKSCC Nominees Limited (“HKSCC”), corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2018 Interim Dividend after deducting enterprise income tax of 10 per cent.. The Company will not withhold and pay the income tax in respect of the 2018 Interim Dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at the Record Date. Investors who invest in the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shanghai Stock Exchange or the Shenzhen Stock Exchange (the Shanghai-Hong Kong Stock Connect or the Shenzhen-Hong Kong Stock Connect investors) are investors who hold shares through HKSCC and in accordance with the above requirements, the Company will pay to HKSCC the amount of the 2018 Interim Dividend after withholding for payment the 10 per cent. enterprise income tax.

If any resident enterprise (as defined in the Enterprise Income Tax Law) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, does not desire to have the Company withhold and pay the said 10 per cent. enterprise income tax, it  shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming that the Company is not required to withhold and pay enterprise income tax in respect of the dividend to which it is entitled not later than 4:30 p.m. on Friday, 31 August  2018.

Investors should read this announcement carefully. If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on the Record Date. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay   in, or inaccurate determination of, the status of the shareholders or any disputes over the mechanism of withholding.

By Order of the Board

China Mobile Limited

Wong Wai Lan, Grace

Company Secretary

Hong Kong, 9 August 2018

As at the date of this announcement, the Board of Directors of  the Company comprises Mr. Shang Bing, Mr. Li Yue and Mr. Dong Xin as executive directors and Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu, Mr. Stephen Yiu Kin Wah and Dr. Yang Qiang as independent non-executive directors.

B-2

Exhibit 3.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of  this announcement, make no  representation as  to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

The Board announces that on 9 August 2018, the Company and CMCC agreed to renew the Network Assets Leasing Agreement according to its terms for a term of one year commencing on 1 January 2019.

The annual cap for the transactions contemplated under the Network Assets Leasing Agreement (as renewed) for the year ending 31 December 2019 is set out as follow:

For the Year Ending 31 December 2019
Network Assets Leasing Agreement – leasing fees payable by the Company to CMCC and its subsidiaries	RMB3,500 million (approximately HK$4,043 million)

LISTING RULES IMPLICATIONS

CMCC is the ultimate controlling shareholder of the Company and hence a connected person of the Company. Accordingly, the transactions contemplated under the Network Assets Leasing Agreement (as renewed) constitute continuing connected transactions for the Company under Rule 14A.25 of the Listing Rules.

Since each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules in respect of the annual cap for the amounts payable by the Company under the Network Assets Leasing Agreement (as renewed) is above 0.1% but below 5%, the transactions contemplated thereunder is classified as a continuing connected transaction under Rule 14A.76(2) of the Listing Rules and is only subject to the reporting, annual review and announcement requirements set out in the Listing Rules but is exempt from the independent shareholders’ approval requirement under the Listing Rules. Details of the Network Assets Leasing Agreement (as renewed) will be included in the annual report and accounts of the Company in accordance with Rules 14A.49, 14A.71 and 14A.72 of the Listing Rules.

Reference is made to the announcement dated 10 August 2017 of the Company where the Company announced, among others, that the Company and CMCC agreed to renew the Network Assets Leasing Agreement according to its terms for a term of one year commencing on 1 January 2018, and the annual cap for the transactions under the Network Assets Leasing Agreement for the year ending 31 December 2018.

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

As the Network Assets Leasing Agreement will expire on 31 December 2018 and the Group intends to continue carrying out the transactions contemplated under such agreement in the ordinary and usual course of business of the Group, the Board announces that on 9 August 2018, the Company and CMCC agreed to renew the Network Assets Leasing Agreement according to its terms for a term of one year commencing on 1 January 2019.

The transactions contemplated under the Network Assets Leasing Agreement (as renewed) involve the provision of goods and/or services which are carried out on a continuing or recurring basis in the ordinary and usual course of business of the Company and constitute continuing connected transactions under the Listing Rules.

Renewal of the Network Assets Leasing Agreement

In order to better position the Group in the changing landscape of the telecommunications industry in China and to enable the Group to meet the subscribers’ demand for one-stop shop telecommunications services, the Company entered into the Network Assets Leasing Agreement with CMCC on 18 August 2011, pursuant to which the Company and its subsidiaries on the one hand and CMCC and its subsidiaries on the other will lease their respective telecommunications network operation assets (the “Network Assets”) to each other in return for a leasing fee (the “Assets Leasing Fees”). By utilising the Network Assets of CMCC and its subsidiaries, the Company intends to offer its subscribers a complete telecommunications solution. The initial term of the Network Assets Leasing Agreement expired on 31 December 2011, and pursuant to the terms thereof unless the parties agree otherwise, upon expiry of the term, the Network Assets Leasing Agreement shall automatically be renewed for further terms of one year. The Company and CMCC agreed to renew the Network Assets Leasing Agreement on 6 December 2011, 12 December 2012, 15 August 2013, 14 August 2014, 21 August 2015, 11 August 2016 and 10 August 2017 for a term of one year commencing on 1 January 2012, 1 January 2013, 1 January 2014, 1 January 2015, 1 January 2016, 1 January 2017 and 1 January 2018, respectively. In view of the expiry of the Network Assets Leasing Agreement on 31 December 2018, the parties have again agreed to renew the Network Assets Leasing Agreement on 9 August 2018 for a term of one year commencing on 1 January 2019.

The Network Assets include, among others, access network, transmission network, machinery rooms and equipment. The parties to the Network Assets Leasing Agreement have the right to adjust the scope of the Network Assets leased under the Network Assets Leasing Agreement   to suit their respective business needs.

The Assets Leasing Fees are payable on a monthly basis in cash. The Assets Leasing Fees shall be determined with reference to the prevailing market rates. In view of the landscape of the telecommunications industry in China, the number of industry players which own and operate Network Assets are limited. In determining the market rates for the Assets Leasing Fees, the Company takes into account the charges payable by the Company and CMCC to other industry players as well as the charges receivable by the Company and CMCC from other industry players. The Assets Leasing Fees payable by the Company to CMCC shall not be more than the leasing fees charged to other industry players, being independent third parties, for same kinds of Network Assets.

The Assets Leasing Fees received by the Group from CMCC and its subsidiaries under the Network Assets Leasing Agreement for the two years ended 31 December 2016 and 31 December 2017 were below 0.1% of each of the applicable ratios set out in Rule 14.07 of the Listing Rules. Based on the Group’s unaudited management accounts, the Assets Leasing Fees receivable by the Group from CMCC and its subsidiaries under the Network Assets Leasing Agreement for the six months ended 30 June 2018 was below 0.1% of each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules, and the amount of Assets Leasing Fees receivable from CMCC and its subsidiaries for the year ending 31 December 2018 is expected to be below 0.1% of each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules. The amount of Assets Leasing Fees receivable by the Group from CMCC and its subsidiaries under the Network Assets Leasing Agreement (as renewed) for the year ending 31 December 2019 is also expected to be below 0.1% of each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules.

The annual caps for the Assets Leasing Fees payable by the Group to CMCC and its subsidiaries under the Network Assets Leasing Agreement for the two years ended 31 December 2016 and 31 December 2017 and for the year ending 31 December 2018 are RMB5,500 million (equivalent to approximately HK$6,354 million), RMB5,000 million (equivalent to approximately HK$5,776 million) and RMB3,500 million (equivalent to approximately HK$4,043 million), respectively. For the two years ended 31 December 2016 and 31 December 2017, the Assets Leasing Fees paid by the Group to CMCC and its subsidiaries under the Network Assets Leasing Agreement were RMB2,738 million (equivalent to approximately HK$3,163 million) and RMB2,494 million (equivalent to approximately HK$2,881 million), respectively. Based on the Group’s unaudited management accounts,  the Assets Leasing Fees payable by the Group to CMCC and its subsidiaries for the six months ended 30 June 2018 amounted to approximately RMB1,169 million (equivalent to approximately HK$1,350 million).

In order to satisfy the Company’s business demand, the Company will continue to lease Network Assets from CMCC and its subsidiaries. The scale of the Network Assets leased will be broadly the same as that in 2018. As such, the Assets Leasing Fees payable by the Group under the Network Assets Leasing Agreement (as renewed) for the lease of Network Assets for the year ending 31 December 2019 are expected to be around the same amount as that payable for the year ending 31 December 2018, that is not to exceed RMB3,500 million (equivalent to approximately HK$4,043 million). Accordingly, this amount is set as the annual cap for the Assets Leasing Fees payable by the Group to CMCC and its subsidiaries under the Network Assets Leasing Agreement (as renewed) for the year ending 31 December 2019.

LISTING RULES IMPLICATIONS

CMCC is the ultimate controlling shareholder of the Company and hence a connected person of the Company. Accordingly, the transactions contemplated under the Network Assets Leasing Agreement (as renewed) constitute continuing connected transactions for the Company under Rule 14A.25 of the Listing Rules.

Since each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules in respect of the annual cap for the amounts payable by the Company under the Network Assets Leasing Agreement (as renewed) is above 0.1% but below 5%, the transactions contemplated thereunder are classified as continuing connected transactions under Rule  14A.76(2) of  the Listing Rules and are only subject to the reporting, annual review and announcements requirement set out in the Listing Rules but are exempt from the independent shareholders’ approval requirement under the Listing Rules. Details of the Network Assets Leasing Agreement (as renewed) will be included in the annual report and accounts of the Company in accordance with Rules 14A.49, 14A.71 and 14A.72 of the Listing Rules.

The Group had no other prior transactions with CMCC and its associates which required aggregation with the Network Assets Leasing Agreement (as renewed) under Rule 14A.81 of the Listing Rules.

As all the executive Directors also hold executive positions at CMCC, all the executive Directors have therefore voluntarily abstained from voting on the board resolution approving  the transactions under the Network Assets Leasing Agreement (as renewed).

The Board (including the independent non-executive Directors but excluding the executive Directors who have voluntarily abstained from voting) is of the view that the Network Assets Leasing Agreement (as renewed) was entered into after arm’s length negotiation between the Company and CMCC and in the ordinary and usual course of business of the Group, reflect normal commercial terms and is in the interests of the shareholders of the Company and the Company as a whole, and the terms as well as the proposed annual cap for the transactions thereunder are fair and reasonable.

GENERAL INFORMATION

CMCC is a state-owned company established under the laws of the PRC and the ultimate controlling shareholder of the Company holding indirectly approximately 72.72% of the total issued and outstanding share capital of the Company. Through the Group, CMCC is the leading provider of telecommunications services in the PRC.

The Group is the leading telecommunications services provider in China, which operates nationwide telecommunications networks in all thirty-one provinces, autonomous regions and directly administered municipalities in Mainland China and in Hong Kong. The Company is an investment holding company.

This announcement contains translations between Renminbi and Hong Kong dollars at RMB0.86566 = HK$1.00. The translations are not representations that the Renminbi and Hong Kong dollar amounts could actually be converted at such rate, if at all.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

“Board”	the board of Directors of the Company
“CMCC”	China Mobile Communications Group Co., Ltd., a state-owned enterprise established under the laws of the PRC, the ultimate controlling shareholder of the Company
“Company”	China Mobile Limited, a company incorporated in Hong Kong whose shares are listed on the Stock Exchange and American Depositary Shares are listed on the New York Stock Exchange
“Directors”	the directors of the Company
“Group”	the Company and its subsidiaries
“HK$”	Hong Kong dollars, the lawful currency of Hong Kong
“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China
“Listing Rules”	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
“Network Assets Leasing Agreement”	The telecommunications network operation assets leasing agreement dated 18 August 2011 and entered into between the Company and CMCC, as renewed from time to time
“PRC” or “China”	the People’s Republic of China
“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“%”	per cent.

By Order of the Board

China Mobile Limited

Shang Bing

Chairman

Hong Kong, 9 August 2018

As at the date of this announcement, the Board of Directors of  the Company comprises Mr.

Shang Bing, Mr. Li Yue and Mr. Dong Xin as executive directors and Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu, Mr. Stephen Yiu Kin Wah and Dr. Yang Qiang as independent non-executive directors.